AB
3/7

08028480

UNITED STATES
,AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 21897 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABEL/NOSER CORP.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BATTERY PARK PLAZA 6th FLOOR
(No. and Street)

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

NEW YORK | NEW YORK | 10004-1405
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAURIE BEN-AMO 646 432-4012
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERE LLP
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH | NEW YORK | NEW YORK | 10016
(Address) | (City) | (State) | (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section
FEB 2 9 2008
Washington, DC
111

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MS
3/21

## OATH OR AFFIRMATION

I, LAURIE BEN-AMO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABEL/NOSER CORP., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

NELSON DUNN
Notary Public - State of New York
No. 01DU6107506
Qualified in Westchester County
Commission Expires 04/05/2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Abel/Noser Corp.

## Financial Statements and Supplementary Information

## December 31, 2007

**ABEL/NOSER CORP.**
**Financial Statements**
**Table of Contents**

ERE
accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Abel/Noser Corp.

We have audited the accompanying statement of financial condition of Abel/Noser Corp. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abel/Noser Corp. as of December 31, 2007, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents are presented for purposes of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the CEAct. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ERE LLP

New York, NY
February 22, 2008

**ABEL/NOSER CORP.**
**Statement of Financial Condition**
**December 31, 2007**

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 861,377 |
| Cash and securities segregated in compliance with federal and other regulations | | 3,064,960 |
| Receivable from clearing brokers | | 292,898 |
| Receivables - other | | 518,485 |
| Securities owned: | | |
| Marketable securities, at cost, which equals market value | | 6,657,024 |
| Securities not readily marketable, at estimated fair value | | 1,990,542 |
| Property and improvements | | 1,589,365 |
| Prepaid expenses and other assets | | 1,157,319 |
| | $ | 16,131,970 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Payable to customers | $ | 3,247,915 |
| Accounts payable, accrued expenses, and other liabilities | | 1,638,537 |
| Deferred tax liability | | 164,573 |
| | | 5,051,025 |
| Commitments and contingent liabilities | | |
| Stockholders' equity | | |
| Capital stock | | 60,504 |
| Retained earnings | | 9,325,840 |
| Accumulated other comprehensive income | | 1,694,601 |
| Total stockholders' equity | | 11,080,945 |
| | $ | 16,131,970 |

The accompanying notes are an integral part of these financial statements

**ABEL/NOSER CORP.**
**Statement of Income**
**For the Year Ended December 31, 2007**

| | |
|---|---|
| **Revenues** | |
| Net commissions | $ 20,136,003 |
| Transaction cost analysis fees | 4,300,348 |
| Interest and dividends | 565,127 |
| Other | 358,902 |
| | 25,360,380 |
| **Expenses** | |
| Employee compensation and benefits | 12,495,603 |
| Floor brokerage, exchange and clearance fees | 2,726,263 |
| Communications and data processing | 267,089 |
| Information services | 5,666,866 |
| Occupancy and equipment costs | 1,223,466 |
| Other operating expenses | 1,263,432 |
| | 23,642,719 |
| Income before gain on securities and income taxes | 1,717,661 |
| Gain on securities | 6,290 |
| Income before income taxes | 1,723,951 |
| Provision for income taxes | 113,661 |
| **Net income** | 1,610,290 |
| **Other comprehensive income** | |
| Current period unrealized loss on securities | (213,864) |
| Income tax related to unrealized loss on securities | 18,927 |
| Other comprehensive loss, net of tax | (194,937) |
| **Comprehensive income** | $ 1,415,353 |

The accompanying notes are an integral part of these financial statements

**ABEL/NOSER CORP.**
**Statement of Changes in Stockholders' Equity**
**For the Year Ended December 31, 2007**

| | Capital Stock (1) | Retained Earnings | Accumulated Other Comprehensive Income | Total |
|---|---|---|---|---|
| Balances at January 1, 2007 | $ 60,504 | $ 8,715,550 | $ 1,889,538 | $ 10,665,592 |
| **Increases in Stockholders' Equity** | | | | |
| **Comprehensive Income** | | | | |
| Net income | | 1,610,290 | | 1,610,290 |
| Income tax benefit related to unrealized loss on securities | | | 18,927 | 18,927 |
| Total increases | | 1,610,290 | 18,927 | 1,629,217 |
| **Decreases in Stockholders' Equity** | | | | |
| Distributions to shareholders | | (1,000,000) | | (1,000,000) |
| Unrealized loss on securities | | | (213,864) | (213,864) |
| Total decreases | | (1,000,000) | (213,864) | (1,213,864) |
| **Balances at December 31, 2007** | $ 60,504 | $ 9,325,840 | $ 1,694,601 | $ 11,080,945 |

(1) There are 200 shares of common stock without par value authorized; 100 shares are issued and outstanding.

The accompanying notes are an integral part of these financial statements

**ABEL/NOSER CORP.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2007**

| | | |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net income | $ | 1,610,290 |
| Adjustments to reconcile net income to cash provided from operating activities: | | |
| Depreciation and amortization | | 468,952 |
| Realized gain on securities | | (6,290) |
| Decrease (increase) in operating assets: | | |
| Receivable from clearing brokers | | (27,938) |
| Receivables - other | | (133,848) |
| Prepaid expenses and other assets | | 24,436 |
| Increase(decrease) in operating liabilities: | | |
| Payable to customers | | 73,502 |
| Accounts payable, accrued expenses, and other liabilities | | (229,424) |
| Cash provided from operations | | 1,779,680 |
| **INVESTING ACTIVITIES** | | |
| Acquisitions of property and improvements | | (283,204) |
| Proceeds of sale of securities | | 9,591 |
| Maturities of US Treasury Notes segregated in compliance with federal and other regulations | | 3,000,000 |
| Acquisition of US Treasury notes segregated in compliance with federal and other regulations | | (2,999,063) |
| Reduction of cash segregated in compliance with federal and other regulations | | 74,145 |
| Acquisition of marketable securities | | (645,093) |
| Cash used in investing activities | | (843,624) |
| **FINANCING ACTIVITIES** | | |
| Distribution to shareholders | | (1,000,000) |
| Cash used in financing activities | | (1,000,000) |
| Decrease in cash | | (63,944) |
| Cash - beginning of year | | 925,321 |
| **Cash - end of year** | $ | 861,377 |
| **SUPPLEMENTAL INFORMATION** | | |
| Cash paid during the year for income taxes | $ | 489,326 |
| **SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES** | | |
| Unrealized loss on securities | $ | (213,864) |

The accompanying notes are an integral part of these financial statements

**ABEL/NOSER CORP.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2007**

## 1 - Organization and description of business

Abel/Noser Corp. (the Company) is a New York corporation which commenced operations in October, 1975. The Company is owned equally by two of its officers, Stanley S. Abel and Eugene A. Noser, Jr.

The Company is an institutional discount brokerage firm that specializes in transaction cost analysis and securities trading services, primarily for institutional clients including investment managers and plan sponsors. The Company is registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange and other regional exchanges, as well as The Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

Net commissions generated by one of the Company's customers were $4,129,000, or 17% of the net commission and transaction cost analysis fees.

## 2 - Significant accounting policies

### Cash
Cash consists of demand deposits in commercial banks.

### Proprietary securities transactions
Marketable securities and United States Treasury Note are recorded at market value. Securities not readily marketable are recorded at a discounted market value.

### Net Commissions
Commissions and related clearing expenses are recorded on a trade date basis.

### Depreciation
Furniture and equipment, and telecommunications equipment, are depreciated over seven years, computer hardware is depreciated over five years and software is depreciated over three years using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic life of the improvement or the remaining life of the lease. The Company periodically reviews long-lived assets and has determined that no impairments exist.

### Trademark costs
The Company has secured trademark protection for certain of its proprietary transaction cost analysis products. These costs are being amortized over 15 years.

## 2 - Significant accounting policies (continued)

### Income taxes

The Company and its shareholders have elected for the Company to be treated as a Subchapter S Corporation and accordingly it is not subject to federal corporate income taxes. However, the Company is subject to certain New York State Franchise and New York City General Corporation taxes. Deferred tax liabilities are recognized based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

### Deferred Rent

Rent expense is recognized using the straight-line method of the entire lease cost over the term of the lease. The unamortized difference between rent expense incurred and the rent expense paid attributable to rent holidays and scheduled rent increases is reported as a deferred rent obligation in the Statement of Financial Condition. The current period amortization of the deferred rent is $ 18,778.

### Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

## 3 - Cash and securities segregated in compliance with federal and other regulations

Securities and Exchange Commission Rule 15c3-3 requires the Company to maintain on deposit, in a segregated account, the excess of certain customer related credits over the customer related debits. At December 31, 2007 the company had cash of $5,893 and a United States Treasury Note with a market value of $3,059,067 segregated in a special reserve account. The customer credit balances reserved for at December 31, 2007 were as follows:

| | |
|---|---|
| Refund clients | $1,026,462 |
| Pension clients | 414,279 |
| Total | $1,440,741 |

**4 - Receivables - other**

This is comprised of the following:

| | |
|---|---|
| Transaction cost analysis fees | $ 431,010 |
| Advances to customers | 83,889 |
| Employee and sundry receivables | 3,586 |
| Total | $518,485 |

**5 - Marketable securities, at cost, which equals market value**

The Company has deposited these funds in the JP Morgan Prime Money Market Fund - Premier.

**6 - Security not readily marketable**

At December 31, 2007 the Company had 29,870 NYSE Euronext shares, substantially all of which are restricted until March 2009.

**7 – Property and improvements**

This is comprised of the following:

| | |
|---|---|
| Furniture and fixtures | $ 533,040 |
| Computer equipment and software | 2,040,271 |
| Telecommunications equipment | 373,463 |
| Leasehold improvements | 936,010 |
| | 3,882,784 |
| Less - accumulated depreciation and amortization | 2,293,419 |
| Net | $ 1,589,365 |

Depreciation expense in 2007 was $465,813 and is included in occupancy and equipment costs on the Statement of Income.

## 8 - Prepaid expenses and other assets

This is comprised of the following:

| | |
|---|---|
| Prepaid licensing fee | $ 677,667 |
| Other prepaid expenses | 363,464 |
| Security deposits | 78,425 |
| Trademark costs, net of amortization of $9,417 | 37,763 |
| Total | $1,157,319 |

The company acquired a 5 year license, to commence in 2008, for the use of order capture, management and execution software. The license fee, including hardware participation costs, is $677,667. As of December 31, 2007 the Company had paid $470,667 and the balance of $207,000 is recorded as a liability in trade payables.

## 9 - Accounts payable, accrued expenses and other liabilities

This is comprised of the following:

| | |
|---|---|
| Trade payables | $ 645,372 |
| Deferred rent | 402,768 |
| Accrued salaries, commissions and bonuses | 351,334 |
| Other accrued expenses | 239,063 |
| Total | $1,638,537 |

## 10– Deferred tax liability

Temporary differences giving rise to the deferred tax liability of $ 164,573 consists of unrealized gain on NYSE Euronext shares of $1,859,174, which is the discounted market value of $ 1,990,542, less the cost basis of $131,368. Income in the amount of $18,927 was recognized due to the reduction in the unrealized gain on securities and the related reduction in deferred tax liability.

## 11 - Capital stock and stockholders' equity

There are 200 shares of common stock without par value authorized; 100 shares are issued and outstanding.

**ABEL/NOSER CORP.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2007**

**12 - Net capital requirements**

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007, the Company had net capital, as adjusted, of $5,833,323, which was $5,507,559 in excess of the required $325,764. The Company's net capital ratio was .84 to 1.

**13 - Commitments and contingencies**

In January 2004, the Company entered into a ten year non-cancelable lease effective February 11, 2004 for new office space. Rent payments commenced in February 2005. The lease requires the following minimum annual payments:

| | |
|---|---|
| 2008-2009 | $ 465,000 |
| 2010-2014 | $ 516,000 |
| 2015 | $ 86,000 |

The lease is subject to periodic escalation charges. The Company has an option to extend the lease for an additional five year term. Rent expense in 2007 was $473,467 and is included in the occupancy and equipment costs line of the Statement of Income.

**14 - Retirement savings plan**

All employees of the Company are eligible to participate in the Abel/Noser Corp. Voluntary Retirement Savings Plan, which is a 401(k) pretax salary reduction plan with no matching contributions by the employer.

**15 – Concentration of credit risk**

The Company maintains various bank and money market accounts that at times may exceed the maximum FDIC limit. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk with respect to such balances.

## 16 – Related party transactions

The Company purchases transaction cost analysis services from Ancerno Ltd. (Ancerno), an entity which is owned by Messrs. Abel and Noser. In 2007 the purchases from Ancerno totaled $3,812,091 and is included in the information services line of the Statement of Income. Included in accounts payable, accrued expenses and other liabilities on the statement of financial condition is $197,700, relating to information services provided in December 2007.

The Company provides separate office space and certain office services to Ancerno and in 2007 received $192,000, which is included in the other income line of the Statement of Income.

Included in the receivables – other line on the statement of financial condition is $36,818 for expenses paid by the Company for services provided by common vendors.

All related party balances were paid in full in January 2008.

## 17 - Off Balance - Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The company has historically maintained credit policies which are more stringent than regulatory guidelines.

**17 - Off Balance - Sheet Credit Risk** (continued)

Certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to risk in the event a customer is unable to fulfill its contractual obligations, since, pursuant to the clearing agreement, the Company has agreed to indemnify its clearing broker, without limit, for losses sustained by the clearing broker from the clients introduced by the Company. However, the transactions are collateralized by the underlying securities, thereby reducing the risk to changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified at December 31, 2007.

## SUPPLEMENTARY INFORMATION
## PURSUANT TO RULE 17a-5
## OF THE SECURITIES EXCHANGE ACT OF 1934

accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

To the Board of Directors
Abel/Noser Corp.

In planning and performing our audit of the financial statements and supplemental schedule of Abel/Noser Corp. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making periodic computations of aggregate indebtedness and net capital under Rule 17-a3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 under the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the following objectives stated in Regulation 1.16 in making of the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17,

2. The daily computations of the segregation requirements of section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations, and

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 under the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, the projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal

control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity and Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second and third paragraphs of this report were adequate at December 31, 2007 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 under the CEAct for their regulation of registered brokers, dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

ERE LLP

New York, NY
February 22, 2008

**ABEL/NOSER CORP.**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**
**As of December 31, 2007**

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total stockholders' equity | | $ 11,080,945 |
| Adjustments to stockholders' equity not allowable for Net Capital | | |
| Unrealized gain on securities | | (1,859,174) |
| Deferred tax liability | | 164,573 |
| Stockholders' equity allowable for Net Capital | | 9,386,344 |
| Deductions and/or charges: Non-allowable assets | | |
| Property and improvements | $ 1,589,365 | |
| Receivables - other | 518,485 | |
| Prepaid expenses and other assets | 1,157,320 | |
| Securities not readily marketable, at cost | 131,368 | |
| Other | 400 | 3,396,938 |
| Net capital before haircuts on securities positions | | 5,989,406 |
| Haircuts on securities positions | | 156,083 |
| Net capital | | $ 5,833,323 |
| AGGREGATE INDEBTEDNESS | | |
| Customer credits payable | | $ 3,247,915 |
| Accounts payable, accrued expenses, and other liabilities | | 1,638,537 |
| Total aggregate indebtedness | | $ 4,886,452 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Minimum net capital required, at 6 2/3% of aggregate indebtedness | | $ 325,764 |
| Minimum net capital requirement for Broker/Dealers under the S.E.C. Uniform Net Capital Rule | | $ 250,000 |
| Greater of the two minimum requirement amounts above | | $ 325,764 |
| Net capital | | $ 5,833,323 |
| Excess Net Capital | | $ 5,507,559 |
| Ratio: Aggregate indebtedness to net capital | | .84 to 1 |

No material differences exist between the above computation of net capital and the computation included in the Company's unaudited Focus Report, Form X-17-A-5, Part II filing.

**ABEL/NOSER CORP.**
**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 of The Securities And Exchange Commission**
**As of December 31, 2007**

**CREDIT BALANCES**

| | |
|---|---|
| Customer credits payable to refund and pension clients - December 31, 2007 | $ 1,440,741 |
| Total credit items | 1,440,741 |
| **DEBIT BALANCES** | None |
| **Excess of total credits over total debits** | $ 1,440,741 |

**RESERVE COMPUTATION**

| | |
|---|---|
| Required reserve balance | $ 1,440,741 |
| Amount held on deposit in Special Reserve accounts at December 31, 2007 | 3,064,960 |
| Excess of reserve accounts over required reserve | $ 1,624,219 |

The Company computes its reserve requirements weekly and covers its deposit requirements by no later than one hour after the opening of banking business on the second business day following the determination.

No material differences exist between the above computation and the computation included in the Company's unaudited Focus Report, Form X-17A-5, Part II filing.



END